June 7, 2006
VIA FACSIMILE TRANSMISSION
Ms. Tracey Houser
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:	PGT, Inc. Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”), filed May 25, 2006 SEC File No. 333-132365
Dear Ms. Houser:
          On behalf of our client, PGT, Inc. (the “Company”), we submit this letter to respond to the letter of Ms. Pamela A. Long to Mr. Rodney Hershberger, dated June 6, 2006, with respect to the above-referenced filing.
          For ease of reference, the Staff’s comments are set forth below in italics. The Company’s responses to the Staff’s comments are set forth immediately below the text of the comment to which they relate. The headings below correspond to the headings as set forth in the Staff’s comment letter of June 6, 2006.
          Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2. Unless otherwise indicated, page references in our response are to the marked copy of Amendment No. 2.
Managements’ discussion and analysis of financial condition and results of operations, page 29
Critical Accounting Policies and Estimates, page 32
1.	Q: Based on your draft disclosure in response to comment 2 in our letter dated June 1, 2006, please revise your draft disclosure for the following items:

Ms. Tracey Houser
June 7, 2006

•	Disclose the number of shares and exercise price for each of the option grant dates.

•	Either remove your references to the independent valuation specialist, or name the specialist and include a consent in the filing. Refer to Section 436(b) of Regulation C.

•	Please disclose why you did not obtain a contemporaneous valuation for each option grant date. Refer to paragraph 18 in Chapter 3 of the AICPA Valuation of Privately-Held-Company Equity Securities Issued as Compensation Practice Aid.

•	Please disclose fair value of your common stock as determined by each of the methodologies used for each of the option grant dates and for the IPO price.

•	Disclose the reason you determined to equally weight the methodologies used to fair value your common stock.

•	It appears that you attribute a significant portion of the difference in fair value at July 5, 2005, November 30, 2005 and the IPO date to improvements in your operating performance. State the growth percent increase in sales you estimated when estimating your future cash flows at each date in comparison to the actual results.

•	For your explanation for the increase in fair value of your common stock as of November 30, 2005, please address the following items:
•	The impact to the fair value of your common stock by including the discounted cash flow methodology as of November 30, 2005 in comparison to July 5, 2005.

•	Changes that occurred in the valuations of the comparable companies between July 5, 2005 and November 30, 2005. If no changes occurred, please state as such.
•	Once you have included your IPO price range, we may have additional comments.
A.      In response to the Staff’s comment, attached for the supplemental review of the Staff are marked pages of Amendment No. 2 reflecting the requested disclosure.
Results of Operations, page 34
2.	We have reviewed your draft disclosure in response to comment 3 in our letter dated June 1, 2006. Please revise your draft disclosure as follows:

Ms. Tracey Houser
June 7, 2006

•	State that you are unable to separately quantify the impact of price and volume increases on your increased net sales as your internal reporting tracks sales volume on a per pane basis;

•	State what it means to track your sales volume on a per pane basis;

•	State that you are unable to convert sales on a per pane basis to a per product basis; and

•	Comment on whether you are attempting to change your internal reporting to enable you to disclose such information in the future.
A.     In response to the Staff’s comment, attached for the supplemental review of the Staff are marked pages of Amendment No. 2 reflecting the requested disclosure.
3.	We have reviewed your draft disclosure in response to comment 4 in our letter dated June 1, 2006. You state that gross margins was 37.1% for fiscal year 2005 and 35.8% for the period January 30, 2004 through January 1, 2005. Please expand your disclosure to state that the 11-month period ended January 1, 2005 was negatively impacted by hurricanes and address the extent to which you have recovered from this impact during fiscal year 2005. Specifically address the fact that you have not yet returned to pre-hurricane gross margins.

A: In response to the Staff’s comment, attached for the supplemental review of the Staff are marked pages of Amendment No. 2 reflecting the requested disclosure
PGT, Inc. and Subsidiary Consolidated Financial Statements for the Fiscal Year
Ended December 31, 2005
Consolidated Statements of Operations, page F-3
4.	Please parenthetically disclose on the face of your consolidated statements of operations the portion of the compensation expense that relates to cost of sales and selling, general and administrative expenses for fiscal year 2005 and for the first quarter of fiscal year 2006.

A: In response to the Staff’s comment, attached for the supplemental review of the Staff are marked pages of Amendment No. 2 reflecting the requested disclosure.

Ms. Tracey Houser
June 7, 2006

          Should you have any questions or want to discuss these matters prior to hearing from us, please call the undersigned at (302) 651-3180. Facsimile transmissions may be made to the undersigned at (302) 651-3001. We appreciate the Staff’s continuing cooperation in helping us to meet our goal of clearing the prospectus by the end of this week.
Very truly yours,
/s/ Allison Land Amorison
Allison Land Amorison

cc:	Jeanne Baker
Pamela A. Long
Andrew P. Schoeffler
Jeff Jackson